
13030249


SEC MAIL PROCESSING
RECEIVED
FEB 28 2013
WASH. DC
193
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 
40465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downer & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street, 11th Floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur G. Gottlieb 617-482-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wallace Niedzwiecki
(Name – *if individual, state last, first, middle name*)

84 Andrew Lane	Holliston	MA	01746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Arthur G. Gottlieb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downer & Company, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public Commission expires: August 20, 2015

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

AUDITED STATEMENT OF FINANCIAL CONDITION

DATE--DECEMBER 31, 2012

DOWNER & COMPANY, LLC
(Name of Respondent)

60 State Street, Boston, Massachusetts 02109
(Address of Principal Executive Office)

Arthur Gottlieb
Managing Director
Downer & Company, LLC
60 State Street
Boston, Massachusetts 02109
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

TABLE OF CONTENTS

	Page No.
INDEPENDENT REGISTERED AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Notes to Financial Statements	3

Wallace Niedzwiecki
Certified Public Accountant
84 Andrew Lane, Holliston, MA 01746
(508) 429-1919
wncpa@mindspring.com

INDEPENDENT REGISTERED AUDITOR'S REPORT

The Partners of Downer & Company, LLC
Downer & Company, LLC

I have audited the accompanying statement of financial condition of Downer & Company, LLC as of December 31, 2012 and 2011. This statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on this statement of financial condition based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. I believe that my audit of the statement of financial condition provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Downer & Company, LLC at December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

I also have audited, in accordance with the standards of the Public Company Accounting Oversight Board generally accepted in the United States of America Downer and Company, LLC's internal control over financial reporting as of December 31, 2012, based on the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

February 21, 2013

Wallace Niedzwiecki

DOWNER & COMPANY, LLC

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
CURRENT ASSETS		
Cash and cash equivalents	$ 3,669,867	$ 954,374
Accounts receivable	3,012,560	822,015
Employee advances	5,942	647
Prepaid expenses	41,451	68,557
TOTAL CURRENT ASSETS	**$ 6,729,820**	**$ 1,845,593**
PROPERTY and EQUIPMENT - at cost		
Office equipment	$ 231,951	$ 377,204
Leasehold improvements	119,740	140,335
Computer	125,448	356,305
Total	477,139	873,844
Less accumulated depreciation	(303,633)	(698,235)
NET PROPERTY and EQUIPMENT	**$ 173,506**	**$ 175,609**
OTHER ASSETS		
Investments	41,566	41,566
Prepaid taxes	14,955	
Deposits	158,931	156,181
TOTAL OTHER ASSETS	**215,452**	**197,747**
TOTAL ASSETS	**$ 7,118,778**	**$ 2,218,949**

LIABILITIES & PARTNERS' EQUITY

	2012	2011
CURRENT LIABILITIES		
Accounts payable	$ 108,661	$ 40,814
Accrued expenses	50,137	3,235
Accrued payroll and vacation obligation	140,409	94,318
Accrued taxes **0**	69,740	
Accrued Profit Sharing	182,212	143,379
Payroll withholdings & taxes	578,735	33,168
TOTAL CURRENT LIABILITIES	**$ 1,129,894**	**$ 314,914**
TOTAL LIABILITIES	**1,129,894**	**314,914**
PARTNERS' EQUITY	**$ 5,988,884**	**$ 1,904,035**
TOTAL LIABILITIES & PARTNERS' EQUITY	**$ 7,118,778**	**$ 2,218,949**

The accompanying notes and accountant's report should be read with these financial statements.

DOWNER & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2012 AND 2011

1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

ORGANIZATION - DOWNER & COMPANY, LLC

Downer and Company was formed as a partnership on February 1,1984. On December 27, 1996 the partnership became a limited liability company under the name of Downer & Company, LLC. The Company offers investment banking services to corporate clients to assist with the implementation of corporate development programs of acquisition, merger, divestiture, and joint venture.

ACCOUNTING METHOD

For tax purposes, the Company reports income and expenses using the cash basis method of accounting. For financial reporting purposes, the Company uses the accrual basis of accounting.

INCOME TAXES

No provision for income taxes is shown in the financial statements because the Company is a limited liability company. As such, taxable income or loss passes directly to the partners.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided over the estimated useful life of of the related asset, principally on the straight-line method. Office equipment, leasehold improvements, and computers were disposed of during 2012 and 2011 and no gain was realized.

PENSION PLAN

In 2012, the Company established a revised defined contribution standard 401(k) profit sharing plan as its only pension plan. The new plan continues to cover substantially all of the Company's US based employees by adopting the profit sharing and 401(k) provisions of the Company's existing plans.

Under the new plan, profit-sharing contributions were made at the discretion of the Company. For the years ended December 31, 2012 and 2011, the profit-sharing expenses were $ 182,212 and $ 143,379 respectively. Under the new plan, the Company chose not to continue to match an employee's contribution to the 401(K) plan.

CASH AND CASH EQUIVALENTS

Cash equivalents are carried at cost which approximates fair value. Cash equivalents are highly liquid financial instruments with an original maturity of three months or less.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CURRENCY TRANSLATION

Transactions undertaken in foreign currencies are translated into US dollars at approximate exchange rates prevailing at the time the transactions occurred.

DOWNER & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2012 AND 2011

2. *ACCOUNTS RECEIVABLE*

On December 31, 2012 and 2011, accounts receivable consisted of $ 3,012,559 and $ 822,015.

3. *NET CAPITAL REQUIREMENT*

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $75,326. At December 31, 2012, the Company's net capital was $ 2,477457.

4. *LEASE OBLIGATIONS*

The company signed a lease for the office location in Boston beginning 8-1-09 and expiring on 7/31/14. The basic rent was $30,289 monthly.

The company signed a lease for a new office in Paris effective March 2012 and expiring in 36 months. The basic rent is $22,699 per quarter payable on the first of each quarter.

The minimum annual rental commitments under the Company's operating leases for offices is as follows:

	Boston	Paris	Frankfurt
2013	363,468	90,795	216,648
2014	302,890		

5. *INVESTMENTS*

The Company has made a number of investments in private securities for which there is no market. The value of investments as at December 31, 2012 and 2011 is:

	2012	2011
J & R Founders Fund	41,566	41,566

6. *INSURED CASH*

The Company maintains its cash balances at various banks and financial services companies. Accounts at the banks are insured by the Federal Deposit Insurance Corporation up to $250,000. Accounts at the financial services company are insured by the Securities Investor Protection Corporation up to $500,000. A summary of the total insured and uninsured balances is as follows:

December 31,	2012	2011
Total cash	3,669,867	954,374
Portion insured	1,537,819	384,001
Uninsured balance	2,132,048	570,373

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DOWNER & COMPANY, LLC

CASH	$	3,669,867
LESS: TOTAL LIABILITIES		
(AGGREGATE INDEBTEDNESS)		
ACCOUNTS PAYABLE		108,661
ACCRUED EXPENSES AND PAYROLL		372,758
PAYROLL WITHHOLDINGS & TAXES		648,475
HAIRCUT ON FOREIGN CURRENCY		62,516
	$	1,192,410
ALLOWABLE NET CAPITAL	$	2,477,457
NET CAPITAL REQUIREMENT	$	75,326
EXCESS CAPITAL	$	2,402,131

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DOWNER & COMPANY, LLC

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," as it is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(i) of such Rule under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker or dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DOWNER & COMPANY, LLC

The computation of net capital under Rule 15c3-1 included in this audited report reflects net capital of $ 2,477,457. The computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing as of December 31, 2012, and its reconciliation to the audited report, is as follows:

Company's unaudited computation of net capital	$	2,659,669
Increase or decrease in assets	$	0
Increase or decrease in current liabilities	$	-182,212
Company's audited computation of net capital	$	2,477,457